Exhibit 99(d)(A)
VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated as of December 2, 2010, between IDT Corporation, a Delaware corporation (the “Company”), and Howard S. Jonas, the Corporation’s Chairman, Chief Executive Officer and controlling stockholder (“Jonas”).

RECITALS

WHEREAS, as of the date hereof, Jonas, directly and indirectly, has sole or shared voting power over (i) 1,491,713 shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), representing approximately 40% of the outstanding Common Stock, (ii) 3,272,326 shares of the Company’s Class A common stock, par value $.01 per share (the “Class A Stock”) , representing 100% of the outstanding Class A Stock, and (iii) 1,825,329 shares of the Company’s Class B common stock, par value $.01 per share (the “Class B Stock”), representing approximately 11.7% of the outstanding Class B Stock, and together representing approximately 76.1% (the “Voting Limit”) of the combined voting power of all of the Company’s outstanding capital stock (“Voting Power”);

WHEREAS, the Board of Directors of the Company (the “Board”) has authorized the Company to engage in an offer (the “Exchange Offer”) to exchange one share of Class B Stock for each share of the Common Stock outstanding;

WHEREAS, subject to certain exceptions and conditions, Jonas does not intend to tender the shares of Common Stock owned or controlled by him in the Exchange Offer;

WHEREAS, if the Exchange Offer is consummated, but less than all of the outstanding shares of Common Stock held by Unaffiliated Stockholders have been tendered and not withdrawn in the Exchange Offer by the Unaffiliated Stockholders, the Corporation intends to seek approval of its stockholders to amend the Corporation’s Second Restated Certificate of Incorporation so that each remaining share of Common Stock will automatically be converted and reclassified into one share of Class B Stock (the “Amendment”);

WHEREAS, Jonas intends to vote all of the shares of Common Stock over which he exercises voting control not tendered in the Exchange Offer (as well as the shares of Class B Stock and Class A Stock over which he exercises voting control) in favor of the Amendment;

WHEREAS, Jonas has agreed that, following the consummation of the Exchange Offer and the recapitalization of the Company’s capital stock associated with the Amendment (the “Recapitalization”), he shall exchange shares (the “A-B Exchange”) of Class A Stock over which he exercises voting control for shares of Class B Stock so that his Voting Power will not then exceed the Voting Limit.

WHEREAS, in order to ensure that during the pendency of the Exchange Offer (the “Limitation Period”), and, if the Company determines to proceed with the Recapitalization, until the effectiveness of the Amendment and Recapitalization and Jonas’ conversion of shares of Class A Stock referred to in the prior recital, his Voting Power will not increase beyond the Voting Limit as a result of the Exchange Offer, Jonas is hereby agreeing to certain limitations on his right to vote shares of Class A Stock (which is entitled to three votes per share) which he owns or over which he exercises voting control if such vote would increase his Voting Power beyond the Voting Limit during the Limitation Period.

NOW, THEREFORE, the parties hereto agree as follows:

           1.   Restriction on Voting.  Jonas hereby agrees to refrain from voting or causing to be voted during the Limitation Period any shares of Class A Stock which he owns or controls if such vote will cause his Voting Power to exceed the Voting Limit. Notwithstanding the foregoing, Jonas shall have the right to vote shares of Class A Stock which he owns or controls so long as such vote does not cause his Voting Power to exceed the Voting Limit.

2.   No Other Restrictions. Other than as specifically set forth herein with respect to the limitation on his right to vote shares of Class A Stock, Jonas shall not be subject to any other limitations or restrictions on voting shares of Class A Stock, or any limitations or restrictions on voting shares of Common Stock or Class B Stock, over which he exercises voting control. Furthermore, there shall be no limitations or restrictions on Jonas from disposing, acquiring or otherwise transferring any shares of Common Stock, Class A Stock or Class B Stock, provided that such disposition, acquisition or transfer does not cause his Voting Power to exceed the Voting Limit.

3.  Termination. This Agreement shall automatically terminate upon the earliest of (a) Jonas’ consummation of the A-B Exchange, that results in his actual Voting Power under the Company’s certificate of incorporation as then in effect of all shares of capital stock of IDT to the Voting Limit, (b) the termination of the Exchange Offer prior to its consummation, and (c) the mutual agreement of Jonas and the Company, provided that at such time Jonas’ Voting Power is not greater than the Voting Limit. Upon termination of this Agreement, (i) all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, and (ii) Jonas shall have the right to vote any and all of the shares of the Company’s capital stock owned or controlled by him in any manner.

4.  Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and representations, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

5.  Additional Matters. Jonas shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

6.  Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

7.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws principles of such State.

8.  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Company without the prior written consent of Jonas or by Jonas without the prior written consent of Company, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.  Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Jonas from acting in his capacity as a director or officer of the Company (it being understood that this Agreement shall apply to Jonas solely in his capacity as a holder of voting power over shares of Class A Stock).

[Signature page follows]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

/s/ Howard S. Jonas
Howard S. Jonas

IDT CORPORATION

/s/ Joyce J. Mason
Joyce J. Mason
Executive Vice President